                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 1)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            Income Growth Partners, Ltd. X
                              (Name of Subject Company)

                            Income Growth Partners, Ltd. X
                         (Names of Persons Filing Statement)

                    Original Units of Limited Partnership Interest
                            (Title of Class of Securities)

                                      000-18528
                        (CUSIP Number of Class of Securities)

                                     David Maurer
                        11230 Sorrento Valley Road, Suite 220
                                 San Diego, CA 92121
                               Telephone (858) 457-2750
        (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                       Copy To:
                                   David A. Fisher
                                  Fisher Thurber LLP
                          4225 Executive Square, Suite 1600
                                  La Jolla, CA 92037
                               Telephone (858) 535-9400

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                TABLE OF CONTENTS

   4. The Solicitation or Recommendation.

   7. Purposes of the Transaction and Plans or Proposals

   8. Additional Information

   9. Exhibits

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation.

         Income Growth Management, Inc., the general partner of the Partnership (the "General Partner"), has not approved the Offer. The General Partner believes that the price per Original Unit offered in the Offer to the holders thereof ("Limited Partners") may not fairly compensate Limited Partners for their interest in the Partnership, and, therefore, recommends the Limited Partners not tender Original Units pursuant to the Offer.

(b) Reasons for the Recommendation.

         In determining to recommend that Limited Partners not tender their Original Units in the Offer, the General Partner based its reasons for its recommendation on the following factors:

         (1) Millenium states in the Purchase Tender Offer Statement that its offer of $850 per Original Unit equals the amount of net proceeds that Millenium estimates would be distributed per Original Unit if the Partnership sold its two properties for $42 million, the combined value of the properties estimated in a Limited Appraisal-Restricted Appraisal Report dated May 8, 2002, obtained by the General Partner (the "2002 Appraisal").

         As part of the General Partner's evaluation of the Tender Offer by Millenium, the General Partner consulted with Hendricks & Partners, a prominent apartment brokerage firm with experience in the apartment sales business. The General Partner also reviewed sales comparison reports prepared by Hendricks & Partners detailing sales of 20 comparable apartment buildings in the San Diego County area from March 28, 2002 through April 1, 2003. The General Partner also reviewed a rent and sales comparison report, also prepared by Hendricks & Partners providing a summary study of local sales comparables for 6 apartment buildings (from March 28, 2002 through May 20, 2003) and rent comparables for 8 apartment buildings. The General Partner also reviewed the Hendricks & Partners Apartment Update Third Quarter 2002 for the Southern California Region and the Hendricks & Partners Forecast 2003, both prepared by Hendricks & Partners and detailing the residential real estate markets on both a local and national level with information and statistical data regarding rent growth and vacancy rates, rental and sales figures, as well as other information related to the residential real estate market.


         In addition, the General Partner reviewed a market study prepared for the Mission Park apartments by Integra Realty Resources - San Diego ("Integra Report"). The purpose of the Integra Report was to compare the rental market and "for sale" market in San Diego County as of February 24, 2003. The Integra Report compares the rental and sales markets in San Diego and provides supply and demand comparisons, rental rates, pricing levels, and absorption and competition levels relating to the Mission Park apartments. Based upon an analysis of supply and demand comparisons, rental rates, pricing levels, absorption and competition levels, and general economic conditions, the Integra Report concludes that the Mission Park apartments have an indicated value of $25,400,000 based upon an overall capitalization rate of 8.5%. The capitalization rate was derived from comparable projects that sold in the Vista, San Marcos, and Oceanside areas; the range of overall capitalization rates was the 7.97% to 9.28%. The Integra Report concludes that based upon the factors referenced above, the demand for housing is expected to continue at reasonable levels in the San Marcos area as the region is poised for further growth. Additionally, the Integra Report concludes that the North County East market and the San Marcos submarket are experiencing strong demand for apartment units, thereby further supporting the indicated value of $25,400,000.

         Based on its review of rental and sales data on comparable properties in the relevant area, market studies and industry reports, and its consultation with Hendricks & Partners, however, the General Partner believes the value of the Partnership's two properties has increased since the delivery of the 2002 Appraisal. Accordingly, the General Partner is presently considering listing the properties for sale at a combined price of approximately $50 million. The net proceeds available for distribution per Original Unit following sale of the properties for $50 million would be approximately $979.63. This would exceed the $850 per Original Unit being offered by Millenium by approximately 15.25%, or $129.63 per Original Unit. It cannot be guaranteed that the properties will be listed for sale or, if they are listed, that they can be sold for a combined price of $50 million. In considering whether to sell the Partnership properties, the General Partner is taking into consideration its familiarity with and its view of the Partnership's business, properties, financial condition, the nature of the local real estate sales market, the historical and current prices for the Units, and the mortgage debt on both properties. For additional considerations affecting the General Partners consideration to sell the properties, see Item 7 below. No assurances can be provided that the General Partner's estimates are correct, and the actual amount of net proceeds that would be received from the sale of the properties may differ substantially from the General Partner's estimates.

         (2) By tendering Original Units pursuant to the Offer, the Limited Partners will be giving up the opportunity to participate in any potential future benefits from the ownership of the Original Units, including distributions resulting from any future sale of the Partnership's properties.

         (3) While the Partnership's Amended and Restated Limited Partnership Agreement allows for a $200 transfer fee, the General Partner has imposed a $40 fee in the past two fiscal years, and a $40 per transaction fee will apply to any transfers of Original Units pursuant to the Offer. Therefore, net proceeds to each Limited Partner will be reduced by at least $40.

         (4) The tender of Units pursuant to the Offer may constitute a taxable event to the participating Limited Partner. See Item 8--Certain Federal Income Tax Considerations.

         The General Partner did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the General Partner viewed its position and recommendations as being based on the totality of information presented to and considered by it.

         To the knowledge of the General Partner, none of the Partnership's executive officers, directors or affiliates who own Original Units intend to sell any of such Units owned by them prior to the expiration of the Offer or tender such Units in the Offer.

         The Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications of accepting or rejecting the Offer.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
         The Partnership is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of securities by or of the Partnership or any other person;
(ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or its subsidiaries; or (iii) any material change in the indebtedness, present capitalization or dividend policy of the Partnership.

         The Partnership is, however, currently investigating the possible sale of both of the Partnership's properties and the subsequent dissolution of the Partnership. The General Partner has consulted a prominent apartment brokerage firm, Hendricks & Partners, in connection with listing the properties for sale. The Partnership, through its subsidiaries, presently owns the following two properties:

         (i) Mission Park. This property is a 264 unit apartment complex in San Marcos, California. The property was purchased in 1989 for $17,000,000.

         (ii) Shadowridge Meadows. This property is a 184 unit apartment complex in Vista, California. The property was purchased in 1988 for $12,700,000.

         Among other factors, the General Partner is evaluating a prepayment penalty on the Shadowridge Meadows property. The mortgage on the Shadowridge Meadows property contains a prepayment penalty that would require a penalty to be paid to the lender in the event the property is sold prior to the maturity date of the loan in November 2007. Based upon its review of the relevant loan documents, this prepayment penalty is estimated to be approximately $2,468,657. The amount of the prepayment penalty will vary depending upon a number of factors, including without limitation when the property is sold and the U.S. Treasury yield rates. Therefore the amount of the prepayment penalty will vary depending upon when the property is sold.

         Additionally, the General Partner is also considering a prepayment penalty on the Mission Park property. The mortgage on the Mission Park property contains a prepayment penalty that would require a penalty to be paid to the lender in the event the property is sold prior to January 2006. Based upon its review of the relevant loan documents, this prepayment penalty is estimated to be approximately $306,000. The amount of the prepayment penalty is calculated, in part, upon a percentage of the principal amount to be prepaid. Therefore the amount of the prepayment penalty will vary depending upon when the property is sold.

         In considering whether to sell the Partnership properties, the General Partner is studying the impact of these issues upon the proposed sale of the two properties and their possible financial effect on the Partnership and the Limited Partners. The prepayment penalties referenced above are estimates only. There can be no assurance that the prepayment penalties will be in the amounts indicated above.

         There can be no assurance that the Partnership's properties can be sold at the projected sales price of $50 million.

ITEM 8. ADDITIONAL INFORMATION.

(a)  Certain Federal Income Tax Considerations.

         The Federal Income Tax Discussion set forth below is included herein for general information only and does not purport to address all aspects of taxation that may be relevant to a particular Limited Partner. For example, this discussion does not address the effect of any applicable foreign state, local or other tax law other than federal income tax laws. Certain Limited Partners (including trusts, foreign persons, tax-exempt organizations or corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service rulings and other pronouncements.

         Each Limited Partner should consult their own tax advisor as to the particular tax consequences to such Limited Partner of the Offer, including the application of alternative minimum tax and federal, foreign, state, local, and other tax laws.

         The following general discussion is based upon the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership," as that term is defined in the Code.

         Gain or Loss. A taxable Limited Partner will recognize a gain or loss on the sale of such Limited Partner's Units in the amount equal to the difference between (i) the amount realized by such Limited Partner on the sale and (ii) such Limited Partner's adjusted tax basis in the Units sold. The amount realized by a Limited Partner will include the Limited Partner's share of the Partnership's liabilities, if any (as determined under Section 752 of the Code and the regulations thereunder). If the Limited Partner reports a loss on the sale, such loss generally will not be currently deducted by such Limited Partner except against such Limited Partner's capital gains from other investments. However, non-corporate taxpayers may deduct up to $3,000 of capital losses per year in excess of the amount of their capital gains against ordinary income.


         The adjusted tax basis in the Units of a Limited Partner will depend upon each Limited Partner's individual circumstances. Each Limited Partner who plans to tender Units pursuant to the Offer should consult with a tax advisor as to such Limited Partner's adjusted tax basis in such Limited Partner's Units and the resulting consequences of a sale.


ITEM 9. EXHIBITS.

Exhibit 1 Item 12 of Income Growth Partners, Ltd. X Annual Report on Form 10KSB for the year ended December 31, 2002.

Exhibit 2 Letter to Limited Partners dated May 7, 2003.

Exhibit 3 Market Study prepared by Integra Realty Resources San Diego dated February 26, 2003 in connection with the Mission Park apartments.

                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Income Growth Partners, Ltd. X, a California limited partnership

                             By: Its General Partner
            Income Growth Management, Inc., a California corporation

                               /s/ David W. Maurer
--------------------------------------------------------------------------------
                                   (Signature)

                           David W. Maurer, President
--------------------------------------------------------------------------------
                                (Name and title)

                                  June 6, 2003
--------------------------------------------------------------------------------
                                     (Date)

INSTRUCTION TO SIGNATURE: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. SEE ss. 240.14d-1(f) with respect to signature requirements.

                                  Exhibit Index

Exhibit 1 Item 12 of Income Growth Partners, Ltd. X Annual Report on Form 10KSB for the year ended December 31, 2002.

Exhibit 2      Letter to Limited Partners dated May 7, 2003.

Exhibit 3 Market Study prepared by Integra Realty Resources San Diego dated February 26, 2003 in connection with the Mission Park apartments.

                                    Exhibit 1

                     Item 12 of Annual Report on Form 10KSB
                        of Income Growth Partners, Ltd. X
                                December 31, 2002

Item 12.  Certain Relationships and Related Transactions

The Partnership is entitled to engage in various transactions involving its general partners and its affiliates as described in the Partnership Agreement.

The table below reflects amounts paid to the general partner or its affiliates during the following years:

                                       2002                     2001
                                       ----                     ----
Management Fees                      $284,000                 $245,000
Administrative Costs                 $192,000                 $115,000
Administrative Fees                  $ 20,000                 $ 17,000

                                    Exhibit 2

                  Letter to Limited Partners dated May 7, 2003

May 7, 2003

Re:      Income Growth Partners, Ltd. X

Dear Investor:

         On April 17, 2003, Income Growth Partners, Ltd. X ("Partnership") received a tender offer statement on Schedule TO and exhibits from Millenium Management, LLC, a California limited liability company, to purchase for cash up to 1,880 original units of limited partnership interests in the Partnership ("Original Units"). The purchase price offered is $850 per Original Unit, without interest, less the amount of distributions per unit, if any, made to the unit holders by the Partnership after the date of the offer, and less any Partnership transfer fees, on the terms and conditions described in the Offer to Purchase dated April 17, 2003 and the related Agreement of Transfer and Letter of Transmittal which are exhibits to the Schedule TO.

            The referenced tender offer for the units of the Partnership has not been approved by the General Partner. On May 6, 2003, the General Partner caused to be filed Schedule 14D-9 with the Securities and Exchange Commission. The
Schedule 14D-9 states that the General Partner believes that the price per Original Unit offered in the Offer to the holders thereof ("Limited Partners") may not fairly compensate Limited Partners for their interest in the Partnership, and, therefore, recommends the Limited Partners not tender Original Units pursuant to the Offer.

         A copy of the Schedule 14D-9 as filed with the Securities and Exchange Commission on May 6, 2003 is enclosed for your information.

Sincerely,

Income Growth Management, Inc.
General Partner

/s/ David W. Maurer
-------------------------
David W. Maurer
President

Enclosure

                                    Exhibit 3

                      Mission Park Apartments Market Study
          by Integra Realty Resources San Diego dated February 26, 2003

                                  MARKET STUDY

                            "Mission Park Apartments"
                             264 Units in Two Phases

                   Located at 221 Woodland Parkway, San Marcos
                       San Diego County, California 92069

                                  Prepared for

                                Mr. David Maurer
                            Income Growth Management
                      11230 Sorrento Valley Road, Suite 220
                           San Diego, California 92121

                        Date of Report: February 26, 2003

                                   Prepared by

                               Lance W. Dore, MAI
                      INTEGRA REALTY RESOURCES - SAN DIEGO
                                2250 Third Avenue
                           San Diego, California 92101

February 26, 2003

Mr. David Maurer
Income Growth Management
11230 Sorrento Valley Road, Suite 220
San Diego, California 92121

RE:  Market Study - "Mission Park Apartments"
     221 Woodland Parkway, San Marcos, San Diego County, California Integra Realty Resources -- San Diego File No. 2003088

Dear Mr. Maurer:

Pursuant to your request, I have performed an analysis of the San Marcos multi-family residential market for the above referenced property, as more specifically described in the market study report which follows. The purpose of the market study was to compare the rental market and "for sale" market in San Diego County and the subject's submarket as of February 24, 2003. The market study provides supply and demand comparisons, rental rates, pricing levels, and absorption and competition levels specific to the subject. This market study is for use by Income Growth Management for consultation purposes.

In review, the subject property consists of a 264 unit apartment project that is situated on approximately 21 acres. Specifically the project has a mix of 120 one-bedroom and 144 two-bedroom units.

I, Lance W. Dore, MAI, made an inspection of the subject's exterior and surrounding environs. I have also gathered and analyzed considerable data and information having a bearing on its values. My findings are reported in a market study. I have the knowledge and experience to complete the market study assignment in a competent manner. Please see the Analyst Qualifications in the Addenda of this report.

The market study was prepared in conformance with the Uniform Standards of Professional Appraisal Practice (USPAP), the Office of the Comptroller of the Currency (OCC), and the Code of Professional Ethics and Standards of Professional Conduct of the Appraisal Institute.

Thank you for the opportunity of submitting this market study. If I can be of further service, please do not hesitate to call.

Respectfully submitted,

------------------------------
Lance W. Dore, MAI
California Certified General
Real Estate Analyst
OREA No. AG002464 (Exp. 10/01/04)

                             CERTIFICATION STATEMENT

I certify that to the best of my knowledge and belief:

     1.   the statements of fact contained in this report are true and correct;

     2. the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions;

     3. I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved;

     4. I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment;

     5. my engagement in this assignment was not contingent upon developing or reporting predetermined results;

     6. my compensation for completing this assignment is not contingent upon an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report;

     7. the assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan;

     8. I have the knowledge and experience to complete this assignment and have appraised this property type before;

     9. my analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice;

     10. the reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute;

     11. no one provided significant research assistance to the person signing this report;

     12. I, Lance W. Dore, MAI, made a personal inspection of the property that is the subject of this report;

     13. that the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized authorities;

     14. I, Lance W. Dore, MAI, am currently certified under the continuing education program of the Appraisal Institute and am a California state certified general real estate analyst; and

     15.  the date of market study is February 26, 2003.

-------------------------
Lance W. Dore, MAI
California Certified General
Real Estate Analyst
OREA No. AG002464 (Exp. 10/01/04)

                                  MARKET STUDY

                                  AERIAL PHOTO

                      [aerial photo of Woodland Pkwy here]

                                  AERIAL PHOTO

                      [aerial photo of north portion here]

                      [aerial photo of south portion here]

                          SPECIFIC LIMITING CONDITIONS

1. This report was completed per the requirements of the Uniform Standards of Professional Appraisal Practice (U.S.P.A.P.) and those additional requirements expected of a member of the Appraisal Institute. The development process used was a market analysis and documented in consulting report.

2. I was not provided with a preliminary title report. No adverse easements or encroachments were noted during the physical inspection and none were assumed to exist. The appraised value was based on the assumption that there were no tax liens affecting the subject property. Per the San Diego County Tax Assessor, the subject property was current in the payment of real estate taxes as of the date of value.

3. The estimated unit mix and size of the subject improvements was obtained from information provided by the client. The referenced site size estimate was based on the subject's assessor parcel map. These figures were assumed to be accurate and the figures were relied upon in the valuation of the property.

4. No opinion is expressed with regard to potential seismic impact and it was assumed that the subject's potential risks are similar to those shared by most properties in the subject area and generally within Southern California. I make no warranty as to the seismic stability of the subject land. The assumption was made that any future development of the property, if any, will occur in accordance with all appropriate regulations and ordinances regarding grading, fill, and applicable building codes.

5. The Federal Americans with Disabilities Act (ADA) became effective January 26, 1992. 1 have not made a specific compliance survey and analysis of the proposed subject improvements to determine whether or not they will be in conformity with the various detailed requirements of the ADA. I assumed that the architect designed the buildings to be in conformance of the latest design, access, and hardware regulations of the Americans with Disabilities Act.

6. It was assumed that the subject improvements have been constructed in such a manner that renders them free of structural defects or any other unapparent conditions of the property; that all mechanical equipment and appliances are in good working condition; and that all electrical components and the roofing are in good condition. If the client has any questions regarding these items, it is the client's responsibility to order the appropriate reviews of the improvements. I do not have the skill or expertise needed to make such observations.

7. Acceptance of, and/or use of this report constitutes acceptance of the above conditions.

                   GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

1. No responsibility was assumed for the legal description or title considerations. Title to the property was assumed to be good and marketable unless otherwise stated.

2. The property was appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.   Responsible ownership and competent property management were assumed.

4. The information furnished by the client and others was believed to be reliable. However, no warranty is given for its accuracy.

5. All engineering was assumed to be correct. The sketches and maps in this report were included to assist the reader in visualizing the property and are not necessarily to scale. Various photos, if any, were included for the same purpose and were not intended to represent the property in other than actual status, as of the date of the photos. Site plans were not surveys unless shown from separate surveyor.

6. It was assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility was assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7. The analysis was based on the premise that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless otherwise stated in the report. Further, that all applicable zoning, building, and use regulations have been complied with, unless nonconformity has been stated, defined, and considered in the report. Further, it was assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority, local, state, federal and/or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

8. It was assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there was no encroachment or trespass unless noted in the report.

9. The distribution, if any, of the total valuation in this report between land and improvements applied only under the stated program of utilization. The separate allocations must not be used in conjunction with any other analysis and are invalid if so used.

10. Possession of this report or any copy thereof does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the analyst, and in any event only with the proper written qualification and only in its entirety.

11. The analyst herein by reason of this report is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been made.

12. Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the analyst, or the firm with which the analyst is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without the prior written consent and approval of the analyst.

13. The value estimates provided in the report apply to the entire property, and any proration of the total into fractional interest will invalidate the value estimate, unless such proration or division of interests has been set forth in the report.

14. No responsibility was assumed for matters legal in character or nature, nor matters of survey, nor of any architectural, structural, mechanical, or engineering nature. No opinion was rendered as to the title. which was presumed to be good and merchantable. The property was appraised as if free and clear, unless otherwise stated this report. The legal description was assumed to be correct as used in this report as furnished by the client, his designee, or as derived by the analyst. It was assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility was assumed for such conditions or for arranging for engineering studies that may be required to discover them. This would include subsoil conditions that are either expansive or restrictive to development, hazardous or toxic waste conditions due to chemical storage or leaks of underground tanks or on site chemical use. The analyst assumed no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard or earthquake insurance.

15. Any proposed improvements were assumed to have been completed unless otherwise stipulated; any construction was assumed to conform to the building plans referenced. The analyst assumed that the reader or user has been provided with copies of available building plans and all leases and amendments, if any, encumbering the property.

16. The forecasts, projections, or operating estimates contained herein were based upon current market conditions, anticipated short-term supply and demand factors, and a continued stable economy. These forecasts are subject to changes in future conditions.

17. The analyst may not divulge the material (evaluation) contents of the report, analytical findings or conclusions, or give a copy of the report to anyone other than the client, legal authorities via subpoena, or the Appraisal Institute.

18. No environmental or impact studies, special market study or feasibility analysis were requested or made unless otherwise specified in an agreement for services or in the report.

19. Acceptance of, and/or use of this report constitutes acceptance of the above conditions.

MISSION PARK PROJECT - NEIGHBORHOOD
GENERAL OVERVIEW - "SAN MARCOS"
LOCATION

The project is located in inland north San Diego County in an unincorporated area near San Marcos, California. This city is situated five miles inland from the Pacific Ocean, approximately 30 miles north of downtown San Diego, and 90 miles south of Los Angeles. San Marcos is bordered to the west by the cities of Vista and Carlsbad, to the north and south by undeveloped land in San Diego County and to the east by the city of Escondido.

ACCESS / TRANSPORTATION
The city is bisected by State Highway 78, a six-lane freeway that provides commuters with vehicular access to Interstate 5 to the west at Oceanside and Interstate 15 to the east at Escondido. There are six freeway interchanges on State Highway 78 that are either existing, planned, or under construction. Major north-south access through the city include Twin Oaks Valley Road and Rancho Santa Fe Road, while east-west thoroughfares include Mission Road and San Marcos Boulevard. There have been increasing demands upon the local infrastructure due to the increasing population base. Morning and evening commuter traffic is congested along State Highway 78 which is typical of north San Diego County.

Other means of transportation include bus service provided by the Metropolitan Transit Service and a proposed light rail transit system provided by the North County Transit District Commuter Rail. The light rail system will roughly follow the alignment of the existing Santa Fe Railroad along the Highway 78 corridor. The city is also 35 miles from the Lindbergh Field (San Diego Airport) and six miles east of Palomar Airport located in Carlsbad.

POPULATION
According to the California Department of Finance, as of January 1, 2002, the population of San Marcos was 60,800, which represents a 5.6%+/- increase from the 2001 figure of 57,600. Since 1990, the population has increased by 21,826 persons or 56%+/-, indicating an average annual growth rate of 5.1%+/-. According to SANDAG's 2020 Region Wide Forecast, the long-term forecast is for city growth to continue over the next 20 years. SANDAG projects the city to have an average annual growth rate of 2.74% from 2001 through 2020. San Marcos's average population per household as of January 2000 was 3.15 persons with the median age of 32.5 years (SANDAG).

According to population household income gathered from SANDAG, the 2000 median household income in San Marcos was $43,522 per year. The city's median household income was slightly lower than the region's 2000 median household income of $46,503. From 1990 to 2000, San Marcos experienced one of the highest increases in the entire county in median household income, increasing by more than 35%. This compares to the regional increase of 32.8%.

EMPLOYMENT
Primary employers in San Marcos include San Marcos Unified School District, Palomar College, California State University San Marcos, city of San Marcos, as well as manufacturing companies such as Hunter Industries, Signet Armorlite, NAPP systems, and others. The city is centrally located between Carlsbad, Vista, and Oceanside employment centers to the west and the Escondido industrial area to the east. San Marcos has been expanding its employment base also by attracting new industrial and retail businesses such as the new multi-plex theater on San Marcos Boulevard and a new retail center on San Marcos Boulevard at State Highway 78.

CONCLUSIONS
The demand for housing should continue at reasonable levels in San Marcos. The population is steadily increasing, interest rates are at reasonable levels, income figures are adequate, and the area is poised for future growth. North county inland oriented developments continue to find adequate market acceptance by prospective buyers. As the scarce supply of remaining land continues to be developed and built out, particularly in the coastal communities, those available projects should capture a larger market share of demand for housing. The outlook over the next few years is for a continuation of this trend. Overall, the outlook for San Marcos is considered positive.

MISSION PARK PROJECT - STATISTICS
FIVE MILE RADIUS
Specific to the influences in the subject's 5-mile radius the following demographic profile exists:

                         Population Data - 5 Mile Radius
                         -------------------------------

                                      1995        2000         2010        2020
                                      ----        ----         ----        ----
Population                           165,935     183,270     210,755     229,534
Population <15                        41,047      46,644      51,624      56,470
Population 15-64                     102,217     112,565     132,260     138,571
Population 65+                        22,671      24,061      26,871      34,493
Persons Per Household                   2.87        2.95        2.94         2.9
Household Population                 164,014     181,189     207,512     225,295

As shown, the population is expected to increase from 2000 to 2010 approximately 1.50% per year. The persons per household is expected to remain stable at 2.94 per household.

              [graph of Population Data - 5 Mile Radius graph here]

In addition, the amount of land in development is as follows. Please note, immediately adjacent to the subject (west) is the proposed construction of a new San Marcos high school.

                           Land Uses - 5 Mile Radius
                           -------------------------

                                                1995     2000     2010     2020
                                                ----     ----     ----     ----
Percent Developed                                71.7     76.1     82.3     88.7
Total Acreage                                  51,188   51,188   51,188   51,188
Total Developed Acreage                        31,504   33,423   36,147   38,967
Developed Residential Acreage                  12,338   13,649   16,857   19,962
Developed Employment Acreage                    3,591    4,254    4,716    4,996
Developed Other Acreage                        15,576   15,520   14,574   14,009
Total Vacant Acreage                           12,411   10,492    7,768    4,948
Total Constrained (Unusable) Acreage            7,273    7,273    7,273    7,273

As shown, the amount of vacant land is expected to continue to decrease as development occurs throughout the various sectors including residential, commercial and other.

Specific income levels and employment sectors are also shown as follows:

                        Household Units - 5 Mile Radius
                        -------------------------------

                                             1995      2000      2010      2020
                                             ----      ----      ----      ----
Household Income <$10,000                    4,266     3,948     3,922     3,725
Household Income $10,000-$14,999             3,957     3,794     3,998     3,896
Household Income $15,000-$24,999             9,473     9,444    10,304    10,377
Household Income $25,000-$34,999             9,046     9,355    10,379    10,778
Household Income $35,000-$49,999            11,396    12,253    14,035    15,187
Household Income $50,000-$74,999            11,190    12,614    15,068    17,239
Household Income $75,000-$99,999             4,229     5,132     6,447     7,850
Household Income >$100,000                   3,679     4,787     6,477     8,506
Median Household Income                     37,469    40,047    42,173    44,880

                 [Household Income - 5 Mile Radius graph here]

Household income levels are expected to increase with the greatest concentration of household income in the $35,000 to $75,000 income levels. The greatest expected percentage increase is %35.03% for household income levels greater then $100,000 between 2000 and 2010.

                           Employment - 5 Mile Radius
                           --------------------------

                                             1995      2000      2010      2020
                                             ----      ----      ----      ----
Total Employment                            71,170    91,991   110,714   122,366
Civilian Employment                         71,170    91,991   110,714   122,366
Military Employment                              0         0         0         0
Manufacturing Employment                     8,144     9,684     9,863     9,370
Wholesale and Retail Trade Employment       18,728    22,918    28,357    31,534
Services Employment                         17,041    24,462    30,226    33,775
Government Employment                        6,230     8,597    10,786    12,357
Other Employment                            21,027    26,330    31,482    35,330

                     [Employment - 5 Mile Radius graph here]

Total employment is expected to increase 2.03% per year between 2000 and 2010. The predominate employment sectors are Wholesale, Retail, Trade, and Services.

APARTMENT MARKET OVERVIEW - SAN DIEGO COUNTY
GENERAL OVERVIEW
The San Diego County apartment market experienced its largest increase in the number of new apartment projects in ten years with twelve new projects opening in 2002 for a total of 2,867 units. Coupled with the projects that opened in 1998 through 2001, the number of new units developed in the market region has done little to lessen the demand pressure for rental housing in San Diego County. In total, 43 new projects have opened since 1998 adding 12,515 rental units to the housing stock.

The apartment market, after giving away incentives and realizing flat rental rates throughout the early-to-mid 1990s, is reaping the rewards of an under built supply and demand imbalance. Since rents started moving upwards in the beginning of 1996, the average rental rate for San Diego County has increased approximately 60.0% to an average of $1,084 per month. The vacancy rate for the county was reported at 1.42% as of September 2002. The current county vacancy rate is still at frictional levels and we are in a "landlords market", as vacancy rates in a market at equilibrium is typically 5.0%. This low vacancy trend is expected to continue as new construction of apartment projects continues to lag behind the strong demand.

VACANCY AND RENTAL RATE TRENDS
According to the September 2002 apartment Rental Trends Survey, conducted by MarketPoint Realty Advisors of San Diego, the countywide vacancy rate for apartment projects was reported at 1.42%, which decreased from the March 2002 estimate of 2.58%. Despite the continued introduction of new units, the countywide vacancy rate remains extremely low at frictional vacancy levels. In addition, of the 1,703 vacant units countywide, nearly 60% of those vacancies were found in new projects that were going through their initial lease-up period.

The weighted average rental rate of the 119,900 San Diego County rental units surveyed as of September 2002 was $41 per month higher than the average rent from March 2002. Countywide the average rental rate climbed to a new all-time high of $1,084 per month. Compared to a year ago, the average rental rate is up by 5.76% percent, $59 per month. The increase represents the tenth consecutive six-month period that the average countywide rental rate has increased after nearly six years of virtual nominal rental rate increases. With the average rent increasing and the average unit size virtually unchanged at 851 square feet of living space, the average rent per square foot ratio climbed to a landmark $1.27 per square foot. Rental trends in the county from September 1997 to September 2002 are summarized in the table on the following page.


                                       SAN DIEGO COUNTY APARTMENT MARKET CHANGING CONDITIONS
                                                         1997 THROUGH 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Change
                                                                                             1-Mar-02  1-Sep-01  1-Sep-00  1-Sep-99
             1-Sep-97  1-Sep-98  1-Sep-99  1-Sep-00  1-Mar-01  1-Sep-01  1-Mar-02  1-Sep-02  1-Sep-02  1-Sep-02  1-Sep-02  1-Sep-02
------------------------------------------------------------------------------------------------------------------------------------
RENTAL RATES
Total County   $721      $785      $857      $943      $986     $1,025    $1,043    $1,084    3.93%     5.76%     14.95%    38.09%
North County   $761      $829      $915      $999    $1,045     $1,088    $1,101    $1,144    3.91%     5.15%     14.51%    38.00%
South County   $684      $743      $815      $889      $926       $964      $985    $1,024    3.96%     6.22%     15.19%    37.82%

SQUARE FOOTAGE
Total County    837       836       841       842       842        846       848       851    0.35%     0.59%      1.07%     1.79%
North County    857       857       863       859       866        870       873       877    0.46%     0.80%      2.10%     2.33%
South County    817       817       820       823       817        822       823       827    0.49%     0.61%      0.49%     1.22%

PRICE/SF
Total County  $0.86     $0.94     $1.02     $1.12     $1.17      $1.21     $1.23     $1.27    3.56%     5.13%     13.73%     35.66%
North County  $0.89     $0.97     $1.06     $1.17     $1.21      $1.25     $1.26     $1.30    3.43%     4.31%     11.49%     34.85%
South County  $0.84     $0.91     $0.99     $1.07     $1.13      $1.17     $1.20     $1.24    3.46%     5.58%     15.72%     36.15%

TOTAL UNITS
Total County 110,119  109,807   111,998   113,518   114,410    115,924   117,796   119,900    1.79%     3.43%      5.62%      9.19%
North County  53,331   53,067    54,041    55,697    56,298     57,492    58,736    59,474    1.26%     3.45%      6.78%     12.07%
South County  56,788   56,740    57,957    57,821    58,112     58,432    59,060    60,426    2.31%     3.41%      4.51%      6.50%

TOTAL VACANT
Total County   1,238      554       949       718     1,688      1,641     3,035     1,703  -43.89%     3.78%    137.19%    207.40%
North County     543      268       491       489     1,115      1,083     1,848       929  -49.73%   -14.22%     89.98%    246.64%
South County     695      286       458       229       573        558     1,187       774  -34.79%    38.71%    237.99%    170.63%

VACANCY FACTOR
Total County    1.12%    0.50%     0.85%     0.63%     1.48%      1.42%     2.58%     1.42% -44.87%     0.34%    125.45%    181.52%
North County    1.02%    0.51%     0.91%     8.30%     1.98%      1.88%     3.15%     1.56% -50.35%   -17.08%    -81.18%    209.30%
South County    1.22%    0.50%     0.79%     0.42%     0.99%      0.95%     2.01%     1.28% -36.27%    34.13%    204.98%    154.12%


Based on recent trends, it appears that rental rate averages in the county have been increasing rapidly and that rental housing affordability continues to be a crisis. This is evidenced by the average 5.76% increase in rents over the past year and the 14.95% increase over the past eighteen months. This is especially important when considering the consumer price index which measures general inflation has been near ?3% over the past several years. Overall, rental rates are expected to continue to increase but at more moderate levels than 1999 through 2002.

The rate of rental rate elasticity over the past year has been skewed by the introduction of new units, which are commanding significantly higher rental rates than existing projects. According to MarketPoint Realty Advisors, the average rental rates commanded by units released in 2001, 2000, 1999, and 1998 were

$1,611, $1,476, $1,494, and $1,468 respectively, compared to $1,032 per month commanded by the complexes opened prior to 1998. An analysis of rental rate trends for existing complexes, which excludes complexes opened since 1998, reveals a slightly higher rental rate elasticity at existing complexes as compared to new projects. Whereas the overall rental rate average climbed by 5.1% between March 2002 and September 2002, the average rent among existing projects is up only 2.8%. However, the existing projects that have been constructed since 1998 have posted moderate rental rate increases over the past several six-month periods which is evidenced by the 2.40% rental increase since March 2001. Thus we can conclude that rental increases for the newer projects are not as substantial relative to overall county rental increases.

RENTAL RATE DISTRIBUTION
Virtually all new units released to the market since 1998 are currently positioned above $1,000 per month. Of the total 119,900 units surveyed, 53.3% are positioned over $1,000 per month, and an additional 33.5% are positioned between $800 and $1,000 per month. According to MarketPoint Realty Advisors, the most startling statistic noted in their September 2002 survey was the total lack of units available under $500 per month, and the shrinking availability of units in the $500 to $600 per month price range.

NEW AND PROPOSED CONSTRUCTION
The San Diego County Apartment Market is experiencing its lowest vacancy levels this decade. The high occupancy levels have put upward pressure on rent levels for the past two years. Due to the very limited supply and increasing rent levels, new construction for multi-family complexes has become financially feasible. Apartment units under construction and proposed at this time consist primarily of high-end "luxury" apartments. According to MarketPoint Realty Advisors, there are currently 97 proposed apartment projects with a total of 21,068 units in various stages of the planning process. However, only 4,365 of these units are classified as "affordable."

ABSORPTION TRENDS
San Diego County continues to experience strong growth in new construction of apartment projects. Since 1998, 43 new projects have come on-line and when completed will total 112,515 units. The table on the following page provides the historical absorption of the new projects for the county from March 1998 to September 2002 as reported by MarketPoint Realty Advisors. The absorption is detailed in six-month increments.

ABSORPTION TREND

Time Period       Units         Units        Monthly         % Leased
                 Released      Leased      Absorption
----------------------------------------------------------------------
3/98 - 9/98         383          373           62              97.39%
9/98 - 3/99       1,316        1,127          188              85.64%
3/99 - 9/99       1,126        1,097          183              97.42%
9/99 - 3/00         782          657          110              84.02%
3/00 - 9/00       1,685        1,755          293             104.15%
9/00 - 3/01       1,013          849          142              83.81%
3/01 - 9/01       2,056        1,944          324              94.55%
9/01 - 3/02       1,932        1,803          301              93.32%
3/02 - 9/02       2,867        2,419          403              84.37%
----------------------------------------------------------------------
Total            13,160       12,024          286              91.37%

In total, 13,160 units have been released in San Diego County since March 1998 of which 12,024 had been absorbed as of September 2002. The monthly absorption rate over this four and 1/2 year period equates to 286 units per month for new projects. Based on the information presented, the San Diego County Apartment Market continues to experience strong demand for new units which is forecasted to continue into the future until supply and demand can reach equilibrium.

APARTMENT MARKET OVERVIEW - NORTH COUNTY EAST
VACANCY AND INVENTORY
According to MarketPoint Realty Advisors, the subject is located in the North County East market area. As of September 2002, this market had 104 projects with a total of 10,782 units and had an overall vacancy rate of 0.62%. Vacancy rates in the North County East market are minimal with the majority of apartment complexes operating at maximum occupancy. According to the leasing agents that were contacted during the rental survey, there is typically a waiting list for vacant units.

RENTAL RATES
The North County East market and the San Marcos submarket are experiencing strong demand for apartment units. Both the market and the submarket have vacancy rates that are well below typical frictional vacancy rate levels (5%). In addition, the market and submarket have average rent per square foot indicators that are well above the average rent per square foot for the County. The following table details the average rental rates for the various unit types in North County East market and San Marcos submarket.

                            APARTMENT MARKET SURVEY
                            -----------------------

               North County East          San Marcos Submarket
               -----------------          --------------------
Unit      Monthly   Average    Rent     Monthly   Average     Rent
Type       Rent     Size(sf)  Per SF     Rent     Size(sf)   Per SF
----       ----     --------  ------     ----     --------   ------
Studio     $614       450     $1.36       N/A       N/A        N/A
1-BR       $780       679     $1.15      $846       649      $1.30
2-BR       $952       917     $1.04      $987       887      $1.11
3-BR     $1,196     1,113     $1.07    $1,230     1,064      $1.16
4-BR     $1,525     1,510     $1.01       N/A       N/A        N/A
Avg        $906       841     $1.08      $980       846      $1.16
Vacancy             0.62%                          0.16%

North County East and San Marcos apartment submarkets have also experienced strong growth in rental rates over the past several years. This is detailed in the table below.

                            APARTMENT MARKET SURVEY
                            -----------------------

                     North County East             San Marcos Submarket
                     -----------------             --------------------
             September  September      %        September   September      %
Category       1999       2002      Change        1999        2002       Change
--------       ----       ----      ------        ----        ----       ------
Avg Rent       $730       $906      24.11%        $769        $980        27.44%
Avg Size        848        841      -0.83%         868         846        -2.53%
Rent/SF       $0.86      $1.08      25.14%       $0.89       $1.16        30.75%
Vacancy       0.86%      0.62%     -27.91%       0.50%       0.16%       -68.00%

As can be seen from the comparison of North County East and San Marcos, the rents in San Marcos (the subject area), are $74 per month higher, or $0.08 per square foot than the North County East areas. Overall, it can be concluded that the San Marcos area has a higher demand then the other North County East areas of Fallbrook, Bonsall, and Escondido.

PROPOSED ACTIVITY
There is a limited amount of new units for the subject area. The Highway 78 corridor is proposed for 1,641 units, which equates to approximately 8 to 15 new projects (average project size of 100 to 200 units). This represents 7.8% of the total proposed inventory for San Diego County. It can be concluded that new development is anticipated based on the continued demand for units as demonstrated by the low vacancy.

ABSORPTION
A specific breakdown for the absorption of units in just San Marcos was not available; however the North County of San Diego absorption figures were available.

The North San Diego County area surveyed 395 projects. The average absorption was 7.44 units per month for existing projects. This reflects basic turnover. However, when analyzing new developments the average absorption (reflects new rentals), was 118.33 per month for Compass Pointe in Mira Mesa, and 38.97 per month for Creekview at Sabre Springs in Poway.

Overall, because of the limited number of new projects absorption figures only reflect turnover for existing projects. When new projects are absorbed the monthly absorption rate is 39 to 118.

MARKETABILITY
The subject, as noted, would support an apartment project (as existing). Typical for the North County area are projects ranging in size from 50 to 300 units with a mix of 1-bedroom and 2-bedroom units. The subject has a mix of 1-bedroom (120 units) and 2-bedroom (144 units). This unit mix is typical for projects in the area. In addition, the subject's average 1-bedroom unit size is approximately 647 square feet and the subject's average 2-bedroom unit size is approximately 930 square feet. This average unit size is typical for the area. The subject rental rates for the 1-bedroom units range from $940 to $955 per unit, or $1.45 to $1.47 per square foot. The subject rental rates for the 2-bedroom units range from $1,140 to $1,260 per unit, or $1.22 to $1.33 per square foot. Most units have good quality fixtures and appliances, which include an oven/stove, microwave oven, dishwasher, trash disposal system, refrigerator, and fireplaces. Amenities in the project include two pools, two spas, clubhouse/recreation room, and tennis courts.

As of September 2002, the county had a vacancy rate of less than 2%. There has been a slight increase in the past few months, but vacancy levels are still well below 5%. The supply of apartment units in San Diego County is on the rise (due to new construction) but is expected to fall short of current demand for the next few years. In addition to experiencing the lowest vacancy levels this decade, the apartment market has had significant rental rate increases over the past two years. The increase in rental rates and high occupancy levels has fueled new construction in the county. Most of the construction activity has been of "luxury" complexes, and desirable sites have become scarce to nonexistent in many locations. The subject project is considered to offer a market acceptable product.

CONCLUSIONS
Market conditions, elements of supply and demand, and the location characteristics of the subject support use of the site for multi-family residential uses.

VALUATION
It has been concluded that the subject has market acceptability for apartments (rental). The subject's actual rents were used in the analysis with market accepted expenses and vacancy projections. The indicated value is $25,400,000 based on an 8.50% overall rate. The overall rate was selected from eight comparable projects that sold in the Vista, San Marcos, and Oceanside areas. The range of overall rates was 7.97% to 9.28%. The estimate of value is shown as follows. This value will be compared to the analysis as "for sale" condominiums.

DIRECT CAPITALIZATION ANALYSIS
MISSION PARK

POTENTIAL GROSS INCOME:

Rent Income:   No. Units   Plan    Sq. Ft.  Rent/Month   Rent/SF   Mo. Rent
               --------------------------------------------------------------
                 120       1/1      647       $950        $1.47     $114,000
                  60       2/2      928     $1,145        $1.23      $68,700
                  84       2/2      945     $1,230        $1.30     $103,320
               --------------------------------------------------------------
                 264     Average    806     $1,083        $1.34     $286,020

Additional Income:            Laundry Income ($5.00 x 31 Units)       $1,320
                              Parking                                     $0
                              Other                                       $0
                                                                  -----------
Gross Monthly Income:                                               $287,340
                                                                         x12
                                                                  -----------
POTENTIAL GROSS ANNUAL INCOME:                                    $3,448,080
VACANCY & COLLECTION LOSS:         5.00%                           ($172,404)
CONCESSIONS/INCENTIVES:                                                   $0
                                                                  -----------
EFFECTIVE GROSS INCOME:                                           $3,275,676

EXPENSES:
 Fixed:   Property Taxes             1.11%   x    $25,400,000    $282,329
          Special Assessments          $0    x         1               $0
          Licenses and Fees          $336    x         1             $336
          Insurance                  $150    x        264         $39,600
          -----------------------------------------------------------------
          Total Fixed Expenses                                   $322,265

Variable: Management Onsite        $2,290    x        12          $27,480
          Other Personnel Onsite   $6,000    x        12          $72,000
          Management Offsite         6.00%   x    $3,275,676     $196,541
          Maintenance & Repairs      $750    x       264         $198,000
          Landscaping              $3,500    x        12          $42,000
          Pool Service               $500    x        12           $6,000
          Gas & Electric (Commons)   $150    x       264          $39,600
          Water & Sewer (Commons)    $250    x       264          $66,000
          Trash Refuse Service     $1,200    x        12          $14,400
          Elevator Service             $0    x        12               $0
          Pest Control                $40    x       264          $10,560
          Payroll Taxes              $600    x        12           $7,200
          Advertising & Marketing    $500    x        12           $6,000
          Admin/Legal/Phone        $3,500    x        12          $42,000
          Reserves                   2.00%   x    $3,275,676      $65,514
          -----------------------------------------------------------------
          Total Variable Expenses                                $793,294

          Total Expenses:           34.06%         Of EGI
                                   $4,226         Per Unit
                                    $5.24        Per SF NRA       ($1,115,559)
                                                                  ------------

NET OPERATING INCOME:                                              $2,160,117

CAPITALIZATION RATE:                                                     8.50%
                                                                  ------------

MARKET VALUE UPON STABILIZATION:                                  $25,413,145
                                                  Rounded,        $25,400,000

                                             Per Unit Basis:          $96,212
                                             Per Room Basis:          $27,137
                                             Per NRA Basis:           $119.42

ATTACHED HOUSING MARKET OVERVIEW - SAN DIEGO COUNTY
PRICING & SALES TRENDS
The analyst analyzed both the new and resale "attach" markets relative to pricing and sales trends. The following chart details new attached price trends in San Diego County. Pricing in the attached new home market in San Diego County has been fluctuating over the past two years. The most recent average price of $394,304, or $321.88 per square foot, is the second highest level over the entire two-year period, after the average price peaked in 2nd quarter 2002. Over the entire two-year period, the average price per attached unit has increased 43%+/- from $274,823 to $394,304 while the average price per square foot increased 45%+/-, from $222.71 to $321.88.

                     [Attached Housing Price & $/PSF Trend
                          San Diego County graph here]

As can be seen from the following chart, the average price for attached projects in the subject's submarket, Highway 78 Corridor, has also fluctuated widely over the past two years. The Highway 78 Corridor submarket consists of the communities of San Marcos, Bonsall, Escondido, Fallbrook, Lake San Marcos, Oceanside, Valley Center, and Vista. Over the entire two-year period, the average price per attached product has increased 229%+/-, from $84,900 to $278,949, and the average price per square foot has increased 115%+/- from $92.28 to $198.53, suggesting a stronger market than the county in general.

                     [Attached Housing Price & $/PSF Trend
                        Highway 78 Corridor graph here]

Net sales of attached housing in the San Diego County market area have fluctuated over the past two years. The 4th quarter 2002, with 1,025 net sales, had the greatest number of quarterly sales over the two-year period. Sales velocity decreased in the second half of 2001 due to economic uncertainty and the events of September 11, 2001, but subsequently rebounded in early 2002.

               [Net Attached Sales - San Diego County graph here]

The most recent quarter, with 87 sales, demonstrated a -222%+/- decrease over the 2nd quarter of 2002, although 3rd quarter 2002 sales were lower than those reported one quarter earlier when the market peaked. In the subject's submarket, net sales have also widely fluctuated and with the exception of 3rd and 4th quarter 2001, sales in the subject's submarket have generally been stable.

              [Net Attached Sales - San Diego Central graph here]

SUPPLY OVERVIEW
The following table outlines existing and future supply of attached units in San Diego County and the subject's submarket, Highway 78 Corridor, per Residential Trends. Future supply figures were not available for Highway 78 corridor.

                     NEW HOUSING EXISTING AND FUTURE SUPPLY
                               (4TH QUARTER 2002)
--------------------------------------------------------------------------------------
Product    Unsold  Remaining   Final   Final    Tentative  Planning   Under    Totals
Type       Units   for Dev.     Map   Approval   Approval   Stage    Constr.
--------------------------------------------------------------------------------------
San Diego County (Total)
Attached   555      1,004       842     116      13,098     4,778     5,281     25,674
--------------------------------------------------------------------------------------
Highway 78 Corridor (Subject Submarket)
Attached    18        141        0       0        n/a        n/a       n/a        n/a
--------------------------------------------------------------------------------------

Overall, it can be concluded that with only 18 unsold units in the Highway 78 corridor, and 141 remaining for development, there is limited supply of attached units. Please note, there are no attached projects in San Marcos.

RESALE PRODUCT
To further support my analysis, a review of the Multiple Listing Service resale data for the subject's competing market area was conducted. This included Vista, San Marcos and Escondido. Oceanside was excluded because of the oceanfront amenities that are not reflective of the subject area. The data is over the previous two quarters. There were 250 units sold between 10/1/02 and 3/15/03. The average sales price was $204,916, or $186 per square foot. The average marketing time was 32 days. The average unit was 2 bedrooms with 1.78 baths, and 1,120 square feet.

RESIDENTIAL DEMAND OVERVIEW
POPULATION
According to the California Department of Finance, as of January 1, 2002, the county's population was 2,918,300, which is the third largest of California's 58 counties, and the fifth largest of all counties in the nation. This indicates an increase of 58,400 persons or 2.0% during the calendar year 2001, which represents the fifteenth largest annual gain in the entire state. This increase was just slightly more than the increase of 48,200 persons or 1.7% during the calendar year 2000, 58,210 persons or 2.04% during calendar year 1999, 55,500 persons or 2.09% during calendar year 1998, and was significantly less than the gain of 65,700 persons or 2.41% for calendar year 1997. According to the California Department of Finance, the long-term forecast is for county growth to slow over the next 20 years, consistent with recent local and national forecasts and similar to other Southern California counties.

                        [Population of San Diego County
                        Historical and Projected graph]

According to the State of California Department of Finance, the city of San Diego has a January 1, 2002 population of 1,255,700. The following chart summarizes the city's historical and forecasted population trends.

                         [Population of San Diego City
                        Historical and Projected graph]

The city's population as of January 1, 2002 was 1,255,700, indicating a 1.25%+/- increase in population between 2002 and 2003. The city's population represents about 43%+/- of the total county population. It is apparent that long-term forecasts indicate that population levels should continue to increase, thus increasing the need, or demand, for housing.

EMPLOYMENT
According to the California Employment Development Department (EDD), the unemployment rate in San Diego County was 4.0% in December 2002, which was slightly lower as the November 2002 unemployment rate of 4.3%. This compares to the December 2001 San Diego unemployment rate of 3.3%. The December 2002 San Diego jobless rate compares with a statewide unemployment rate of 6.3%, and a national jobless rate of 6.0%. For all of 2002, San Diego's jobless rate averaged 4.l+/-, well below national (5.8%) and state (6.4%) 2002 annual averages. The San Diego Region's 2000 median household income was estimated at $47,067, an increase of 33%+/- from the regional median income in 1990. The region's median income remains below the state, but higher than the nation.

              [Unemployment Rates - Not Seasonally Adjusted graph]

Employment categories forecasted to experience gains greater than 75% over the 25-year period include: construction, transportation, commerce, and utilities, wholesale and retail trade, finance, insurance, real estate, and services. Due to the recent recession, a softening is anticipated in the job market. This is demonstrated in the recent increases in unemployment. However, San Diego has fared well compared to the state and nation. Overall, the long-term projections are for continued increases in employment, which typically increases demand for housing.

PURCHASING POWER / AFFORDABILITY
For most homeowners, mortgage rates have never been better. While some potential homeowners have concerns about job security or the safety of their housing equity, many are seizing the opportunity to "lock in" the lowest mortgage rate in their lifetime. Housing affordability has long been a critical issue in San Diego County. There are several reasons San Diego County housing affordability remains among the lowest in the nation. Core issues pertain to relatively high land prices, significant development impact related fees, the shift toward detached housing in the new home market due to construction defect litigation in attached housing construction, and lower average wages compared to other coastal counties in California. With the steady population increase forecasted through 2020, San Diego County is expected to remain among the least affordable housing regions in the nation.

                                  2000 HOUSEHOLD INCOME
                                     ATTACHED PRODUCT
---------------------------------------------------------------------------------------------
Jurisdiction    Under    $15,000 to     $25,000 to     $35,000 to     $50,000 to     $75,000
               $15,000     $24,999        $34,999        $49,999        $74,999       & Over
---------------------------------------------------------------------------------------------
San Marcos      1,571       2,342          2,691          3,377          3,903        3,161
   City           9%         14%            16%            20%            23%          19%
---------------------------------------------------------------------------------------------
San Diego     124,436     117,642        122,297        159,617        200,299       271,201
 Region          12%         12%            12%            16%            20%           27%
---------------------------------------------------------------------------------------------
Source: US Bureau of the Census, Census 2000

I have analyzed the San Diego County and Highway 78 Corridor submarkets with regard to household income levels. According to population household income information gathered from SANDAG, the San Marcos City 2000 median household income was $43,522 per year. This is only slightly less than the entire county, which had a median household income of $47,067. The referenced table lists the percentage of household income by rank for that of San Diego City and the county.

Qualifying potential was also considered in ascertaining effective demand. Assuming a subject pricing level at the average price of the Highway 78 corridor, or $200,000 to $210,000, the required annual household income needed to qualify for a conventional mortgage would be $44,318 to $46,534. This reflects an 80% loan-to-value ratio, 6% fixed rate, 30-year mortgage, 2% factor for insurance and property taxes, and a mortgage-debt ratio of 35% of annual income. Based on the average household income data for San Marcos, approximately 62% of the households in San Marcos could afford the average price of $200,000 to $210,000.

                            HOME PURCHASE QUALIFYING CRITERIA
                                     ATTACHED PRODUCT
----------------------------------------------------------------------------------------------
Plan    Appraised Value    ADS(1)    Taxes/Other(2)    Total(1+2)   Debt/Income    Income Req.
Low        $200,000      $11,511       $4,000          $15,511       35.00%         $44,318
High       $210,000      $12,087       $4,200          $16,287       35.00%         $46,534
----------------------------------------------------------------------------------------------
(1) Annual Debt Service based on a 30-year loan at 80% ltv and 6.0%
(2) Taxes and other expenses based on 2% of sale price.

However, these figures do not account for that portion of the population with sufficient cash or other assets to purchase a home without meeting the income criteria assumed in this analysis. Some prospective buyers in this submarket have diverse income and asset sources, including but not limited to the following: dual wage earners resulting in annual household incomes often in excess of $75,000; cash windfalls resulting from company stock options and/or bonuses; and older, more mature buyers with accumulated cash reserves. Further, move-up or move-down buyers may be moving equity that effectively reduces the loan amount below the 80% criteria exhibited above. As evidenced by absorption of similar product in the submarket, there are a reasonable number of prospective buyers having sufficient purchasing power for housing in this price range. However, any large upward movement in mortgage interest rates could substantially reduce the effective demand for product in this price range.

CONCLUSIONS DEMAND
Those factors typically employed to estimate effective demand for housing would indicate that demand should continue at relatively strong levels. The population is increasing, employment opportunities are stable, and interest rates are at reasonable levels. Increases in purchasing power, a result of wage increases and low interest rates, are now being off-set by substantial increases in home prices. San Diego continues to be one of the least "affordable" housing markets in the country, but San Marcos is considered to have a lower threshold of pricing levels that would allow it to compete in the market. Provided economic conditions do not deteriorate and/or interest rates do not increase substantially, demand for the subject product, as a "for sale" project, at competitive market levels should be good assuming adequate conversion. As noted, there are no attached project "for sale" in San Marcos. However, a review of competitive projects along Highway 78 is summarized as follows:

COMPETITIVE PROJECTS
I have summarized all seven attached projects along the Highway 78 corridor. The sales prices ranged from $155,000 to $326,900. The price per square foot range was from $155.74 to $226.52. Please note, The Hidden Glen project was a conversion from a rental project to a "for sale" project.

                                        HIGHWAY 78 PROJECTS
                                          ATTACHED PRODUCT
-------------------------------------------------------------------------------------------------
   Project         Units   Sold   Size Range(sf)      Base Price Range       $ psf      $ psf
-------------------------------------------------------------------------------------------------
Morgan's Corner     162     51    1,454 to 1,740    $299,900 to $326,900    $206.26     $187.87
The Villas           58     56    1,346 to 1,391    $259,900 to $273,900    $193.09     $196.91
Hidden Glen          30     30      900 to 1,100    $155,000 to $195,000    $172.22     $177.27
Cupertino            64     59    1,380 to 1,601    $282,990 to $314,990    $205.07     $196.75
Alterra              22     11    1,191 to 1,397    $267,990 to $281,990    $225.01     $201.85
Springfield          84     84    1,342 to 1,554    $303,990 to $324,990    $226.52     $209.13
Summit Village       58     28    1,416 to 1,464    $228,000 to $228,000    $161.02     $155.74

SUBJECT PRICING
After a review of the various product types in the subject area, which included both "spot sales" from MLS and attached projects, it would be reasonable to conclude an overall price level for the subject units ranging from $150,000 to $195,000 with an approximately average unit price of $175,000. This reflects both the average unit size, the quality and condition attributes of a conversion project, and overall supply and demand factors. This equates to a price per square foot range of $206.34 to $231.84. The average unit price of $175,000 equates to a price per square foot of $217.12.

ABSORPTION
Referencing the same attached projects, the average cumulative weekly sales rate for all the projects was 1.96. This equates to a monthly average of 8.49 units per month. Hidden Glen, which is the one apartment conversion project that was converted to a "for sale" project, had a monthly absorption of 12. The project has a total of 30 units and began sales in September 2002 and sold out in November 2002.

Based on the predominate sales price levels for the subject area, with appropriate conversion costs for upgrades to the individual units and marketing efforts, a reasonable absorption period for the subject would be 12 to 15 units per month. A similar or slightly higher absorption rate is shown based on the number of units for the project and presales activity during conversion, which would include some existing "rental" tenants who would opt, and qualify for an "ownership" unit. This absorption reflects a 10% transfer rate of "rental" tenants to "ownership" tenants.

CONCLUSIONS
Market conditions and elements of supply and demand support the use of the subject property for attached housing as conversion project with 264 residential units is considered good at the proposed pricing levels that can be supported in the market. As noted, this ranges from $150,000 to $195,000 per unit, with an average unit price of $175,000, or $217.12 per square foot. The expected absorption rate is from 12 to 15 units per month.

VALUATION
REFINEMENTS TO BASE VALUE ESTIMATES
Based on my analysis of the market it is typical to charge premiums for 2nd floor units, location, and parking. However, the base price levels were projected to include the majority of these premiums.

AGGREGATE RETAIL VALUE
The table on the following page provides a summary of estimated retail values for the entire subject project, totaling 264 units.

AGGREGATE RETAIL VALUES
MISSION PARK
                           Room     Avg. Size    Base       Value       Total
     Plan    # of Units    Count     Sq. Ft.     Value    (Sq. Ft.)     Value
     ----    ----------    -----     -------     -----    ---------     -----
      A          120    1 Bd/1 Ba.     647    $150,000     $231.84   $18,000,000
      B           60    2 Bd/2 Ba.     928    $190,000     $204.74   $11,400,000
      C           84    2 Bd/2 Ba.     945    $200,000     $211.64   $16,800,000
                -----                         --------               -----------
   Totals:       264                          $175,000               $46,200,000

Premiums and Discounts
----------------------

                 # of Units                   Average
                 ----------                   -------
Floor/Location        0                         $0                       $0
Vaulted Ceiling       0                         $0                       $0
Central HVAC          0                         $0                       $0
Parking               3                         $0                       $0
                                                                        ----

TOTAL UNITS                                                              264
AGGREGATE RETAIL VALUE                                               $46,200,000
AVERAGE RETAIL VALUE PER UNIT                                          $175,000

Based on the preceding analyses, we have concluded that the aggregate retail proceeds of the proposed condominiums, if sold to individual buyers are $46,200,000.

DISCOUNTED CASH FLOW ANALYSIS
The subdivision development approach begins with the aggregate retail proceeds estimate. Then through a DCF analysis, deductions are taken for various expenses, (i.e. carrying costs, sales expenses, and expenses for apartment operation). In addition, revenues for sales of units and rental income are factored into the model. From, the residual net cash flow to the project is discounted into an indication of value. This analysis assumes that the complex and remaining units would be released in a manner consistent with anticipated market demand.

Average Retail Value:         The retail value of each individual home is set
                              forth previously in this report. The unit values are averaged for the purpose of this analysis.
                              While averaging can lead to distortion, the value differences between the subject units are not large enough to cause serious distortions. In this case, averaging is necessary, since it is impossible to predict when each specific condominium will sell.

Renovation Costs:             Based on a review of other projects that have
                              converted from apartments to condominiums, a per unit renovation cost of $15,000, or $3,960,000 is shown. This is assumed to include indirect costs associated with conversion. Final cost estimates pending approvals for conversion may change from this estimate and should only be used as part of this consultation to determine feasibility.

Absorption Rate:              As shown, an absorption rate of approximately 12
                              to 15 units per month is used.

Presales:                     The absorption rate reflects presales of
                              approximately 25 to 26 units. This is based on 10% of the existing rental tenant base converting to an ownership base.

Sales & Marketing
Expense: Estimated at 6% of total sales revenues. This includes expenses such as commissions, advertising, escrow and title expense.

General & Administrative:     Estimated at 3.0% of retail sales proceeds for the
                              subject product. This expense is estimated based on our private survey of developers and lenders.

Taxes & Assessments:          Taxes are estimated at 1.1% of the current market
                              value. The derivation of the assessment rate has been previously discussed in this report. These amounts are multiplied by the average remaining unsold units in each period.

Homeowner's Ass's. Dues:      The HOA dues were estimated at $195 per unit per
                              month. This is consistent with other attached projects in the Highway 78 corridor. Most projects surveyed had HOA's ranging from $134 to $195.

Special Assessment:           None.

Other Expense:                Insurance expense is estimated at $8 per unit,
                              multiplied by the average unsold inventory each month. Model operation is estimated to cost $1,500 per month.

Developer's Profit:           Not included in the analysis, but is reflected in
                              the discount rate.

Price & Expense Inflation:    Inflation over the sell-off period was included in
                              the 2nd Year with a 5% escalation.

Discount Rate:                A rate of 15.0% is used to discount the net
                              proceeds from the sale of the units to a present value. This rate is believed to be sufficient to attract investment capital to the project, considering the risk associated with this type of project and the fact that development profit wasn't allocated to the project. A sensitivity analysis is included in the spreadsheet, which shows the differences in present value assuming discount rates of 13.00%, 15.00% and 18.00%. The value indicators are similar, indicating that these analyses are not highly sensitive to changes in the discount rate. An all-cash investment is assumed at these discount rates.

Based on the attached cashflow analyses, the subject would have a present value range of $32,600,000 to $34,000,000 (rd.). This range is associated with the different discount rates. The indicated price per unit ranges from $123,485 to $128,788. This is shown as follows:

Present Value Factor           Indicated PV of Cash Flow         Value per Unit
--------------------           -------------------------         --------------
       13.00%                         $34,000,000                   $128,788
       15.00%                         $33,450,000                   $126,705
       18.00%                         $32,600,000                   $123,485

Please note, that the discount between the sum retail value of $46,200,000 and the mid-point value of $33,450,000 is 27.60%, which is a typical discount between the sum retail and discounted value.


DISCOUNTED CASH FLOW ANALYSIS
Property Name       Mission Park
Location            San Marcos, CA
File Number         2003089
Analyst             LWD
Monthly Period>>>                         0              1              2              3              4              5
Month Ending>>>                      Mar-03         Apr-03         May-03         Jun-03         Jul-03         Aug-03
------------------------------------------------------------------------------------------------------------------------
LOT OR UNIT ANALYSIS
 Total Units                          264.0          264.0          264.0          264.0          264.0          264.0
 Beginning Units Available            264.0          239.0          227.0          215.0          203.0          191.0
 Periodic Sales                        25.0           12.0           12.0           12.0           12.0           12.0
 Ending Units Available               239.0          227.0          215.0          203.0          191.0          179.0
------------------------------------------------------------------------------------------------------------------------
SALES REVENUE
 Average Home Price             $   175,000    $   175,000    $   175,000    $   175,000    $   175,000    $   175,000
 Gross Sales Revenue            $ 4,375,000    $ 2,100,000    $ 2,100,000    $ 2,100,000    $ 2,100,000    $ 2,100,000
------------------------------------------------------------------------------------------------------------------------
EXPENSES
 Sales and Marketing               (262,500)      (126,000)      (126,000)      (126,000)      (126,000)      (126,000)
 General & Administrative          (131,250)       (63,000)       (63,000)       (63,000)       (63,000)       (63,000)
 On and Off-Site Development    $0        0              0              0              0              0              0
 Direct Building Costs $3,960,000(3,960,000)              0              0              0              0              0
 Indirect Building Costs        $0        0              0              0              0              0              0
 Loan Points - Take Out                   0              0              0              0              0              0
 Real Estate Taxes                        0        (26,364)       (24,970)       (23,577)       (22,183)       (20,789)
 Special Assessments                      0              0              0              0              0              0
 Homeowners Association Dues              0        (44,265)       (41,925)       (39,585)       (37,245)       (34,905)
 Homeowners Subsidy                       0              0              0              0              0              0
 Insurance                           (1,912)        (1,816)        (1,720)        (1,624)        (1,528)        (1,432)
 Models                              (1,500)        (1,500)        (1,500)        (1,500)        (1,500)        (1,500)
 Profit                                   0              0              0              0              0              0
------------------------------------------------------------------------------------------------------------------------
 Total Expenses                 ($4,357,162)   ($  262,945)   ($  259,115)   ($  255,286)   ($  251,456)   ($  247,626)
------------------------------------------------------------------------------------------------------------------------
NET CASH FLOW - To condos       $    17,838    $ 1,837,055    $ 1,840,885    $ 1,844,714    $ 1,848,544    $ 1,852,374
------------------------------------------------------------------------------------------------------------------------
NET CASH FLOW - To project      $    17,838    $ 1,837,055    $ 1,840,885    $ 1,844,714    $ 1,848,544    $ 1,852,374
------------------------------------------------------------------------------------------------------------------------
Present Value Factor @ 13.00%      1.000000       0.989283       0.978680       0.968192       0.957815       0.947550
Present Value Factor @ 15.00%      1.000000       0.987654       0.975461       0.963418       0.951524       0.939777
Present Value Factor @ 18.00%      1.000000       0.985222       0.970662       0.956317       0.942184       0.928260
------------------------------------------------------------------------------------------------------------------------
Discounted Cash Flow @ 13.00%   $    17,838    $ 1,817,367    $ 1,801,638    $ 1,786,037    $ 1,770,564    $ 1,755,217
Discounted Cash Flow @ 15.00%   $    17,838    $ 1,814,375    $ 1,795,711    $ 1,777,232    $ 1,758,934    $ 1,740,818
Discounted Cash Flow @ 18.00%   $    17,838    $ 1,809,906    $ 1,786,876    $ 1,764,132    $ 1,741,669    $ 1,719,485
------------------------------------------------------------------------------------------------------------------------
Indicated Value @ 13.00%        $34,023,565       per DU=     $   128,877
Indicated Value @ 15.00%        $33,453,548       per DU=     $   126,718
Indicated Value @ 18.00%        $32,623,564       per DU=     $   123,574

continued below


Monthly Period>>>                           6              7              8              9             10
Month Ending>>>                        Sep-03         Oct-03         Nov-03         Dec-03         Jan-04
-------------------------------------------------------------------------------------------------------------
LOT OR UNIT ANALYSIS
 Total Units                            264.0          264.0          264.0          264.0          264.0
 Beginning Units Available              179.0          167.0          155.0          143.0          131.0
 Periodic Sales                          12.0           12.0           12.0           12.0           12.0
 Ending Units Available                 167.0          155.0          143.0          131.0          119.0
-------------------------------------------------------------------------------------------------------------
SALES REVENUE
 Average Home Price               $   175,000    $   175,000    $   175,000    $   175,000    $   175,000
 Gross Sales Revenue              $ 2,100,000    $ 2,100,000    $ 2,100,000    $ 2,100,000    $ 2,100,000
-------------------------------------------------------------------------------------------------------------
EXPENSES
 Sales and Marketing                 (126,000)      (126,000)      (126,000)      (126,000)      (126,000)
 General & Administrative             (63,000)       (63,000)       (63,000)       (63,000)       (63,000)
 On and Off Site Development                0              0              0              0              0
 Direct Building Costs                      0              0              0              0              0
 Indirect Building Costs                    0              0              0              0              0
 Loan Points - Take Out                     0              0              0              0              0
 Real Estate Taxes                    (19,396)       (18,002)       (16,608)       (15,215)       (13,821)
 Special Assessments                        0              0              0              0              0
 Homeowners Association Dues          (32,565)       (30,225)       (27,885)       (25,545)       (23,205)
 Homeowners Subsidy                         0              0              0              0              0
 Insurance                             (1,336)        (1,240)        (1,144)        (1,048)          (952)
 Models                                (1,500)        (1,500)        (1,500)        (1,500)        (1,500)
 Profit                                     0              0              0              0              0
-------------------------------------------------------------------------------------------------------------
 Total Expenses                   ($  243,797)   ($  239,967)   ($  236,137)   ($  232,308)   ($  228,478)
-------------------------------------------------------------------------------------------------------------
NET CASH FLOW - To condos         $ 1,856,203    $ 1,860,033    $ 1,863,863    $ 1,867,692    $ 1,871,522
-------------------------------------------------------------------------------------------------------------
NET CASH FLOW - To project        $ 1,856,203    $ 1,860,033    $ 1,863,863    $ 1,867,692    $ 1,871,522
-------------------------------------------------------------------------------------------------------------
Present Value Factor @ 13.00%        0.937395       0.927349       0.917410       0.907578       0.897851
Present Value Factor @ 15.00%        0.928175       0.916716       0.905398       0.894221       0.883181
Present Value Factor @ 18.00%        0.914542       0.901027       0.887711       0.874592       0.861667
-------------------------------------------------------------------------------------------------------------
Discounted Cash Flow @ 13.00%     $ 1,739,996    $ 1,724,899    $ 1,709,927    $ 1,695,077    $ 1,680,349
Discounted Cash Flow @ 15.00%     $ 1,722,881    $ 1,705,122    $ 1,687,538    $ 1,670,129    $ 1,652,893
Discounted Cash Flow @ 18.00%     $ 1,697,576    $ 1,675,940    $ 1,654,572    $ 1,633,469    $ 1,612,629
-------------------------------------------------------------------------------------------------------------

                                                            Input Assumptions
                                                            -----------------
Inflation Est - Value (Yr 1)            5.00%     Tax Rate                        1.10%        Direct Building Costs    $3,690,000
Inflation Est - Value (Yrs2+)           5.00%     Presales                          25         Indirect Building Costs          $0
Inflation Estimate - Expenses (Yrs1+)   0.00%     Initial Absorption (per Month)  12.00        Construction Period (Months)      0
Inflation Estimate - Real Estate Taxes  0.00%     Absorption Period (Months)      20.00        Month Construction Begins         0
Sales and Marketing Expense             6.00%     Total Units                       264        Profit Rate                    0.00%
General & Administrative Expense        3.00%     Monthly Ins. per unit              $8        Profit Allocation to Sales      100%
Loan Points                             0.00%     Model Operation per Mo.        $1,500        Month Sales Begin                 1
Percent Govt. Insured                   0.00%     Special Assessments/Unit/Mo.       $0        No. of Periods/Year              12
Avg. Govt. Loan Percentage              0.00%     Homeowner's Dues                 $195        Discount Rate 1               13.00%
Starting Avg. Home Price            $175,000      Homeowner's Subsidy                $0        Discount Rate 2               15.00%
Tax Basis per Lot or Unit           $126,700                                                   Discount Rate 3               18.00%

Conclusions
-----------
Concluded Discount Rate             15.00%
PV of Net Cash Flow           $33,453,548
Rounded                       $33,450,000
Value per DU                     $126,705
Discount from Retail                27.60%


DISCOUNTED CASH FLOW ANALYSIS
Property Name       Mission Park
Location            San Marcos, CA
File Number         2,003,089
Analyst             LWD

Monthly Period>>>                        11             12             13             14             15             16
Month Ending>>>                      Feb-04         Mar-04         Apr-04         May-04         Jun-04         Jul-04
--------------------------------------------------------------------------------------------------------------------------
LOT OR UNIT ANALYSIS
 Total Units                          264.0          264.0          264.0          264.0          264.0          264.0
 Beginning Units Available            119.0          107.0           95.0           83.0           71.0           59.0
 Periodic Sales                        12.0           12.0           12.0           12.0           12.0           12.0
 Ending Units Available               107.0           95.0           83.0           71.0           59.0           47.0
--------------------------------------------------------------------------------------------------------------------------
SALES REVENUE
 Average Home Price             $   175,000    $   175,000    $   183,750    $   183,750    $   183,750    $   183,750
 Gross Sales Revenue            $ 2,100,000    $ 2,100,000    $ 2,205,000    $ 2,205,000    $ 2,205,000    $ 2,205,000
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
 Sales and Marketing               (126,000)      (126,000)      (132,300)      (132,300)      (132,300)      (132,300)
 General & Administrative           (63,000)       (63,000)       (66,150)       (66,150)       (66,150)       (66,150)
 Site Development Costs                   0              0              0              0              0              0
 Direct Building Costs                    0              0              0              0              0              0
 Indirect Building Costs                  0              0              0              0              0              0
 Loan Points - Take Out                   0              0              0              0              0              0
 Real Estate Taxes                  (12,427)       (11,033)        (9,640)        (8,246)        (6,852)        (5,459)
 Special Assessments                      0              0              0              0              0              0
 Homeowners Association Dues        (20,865)       (18,525)       (16,185)       (13,845)       (11,505)        (9,165)
 Homeowners Subsidy                       0              0              0              0              0              0
 Insurance                             (856)          (760)          (664)          (568)          (472)          (376)
 Models                              (1,500)        (1,500)        (1,500)        (1,500)        (1,500)        (1,500)
 Profit                                   0              0              0              0              0              0
--------------------------------------------------------------------------------------------------------------------------
 Total Expenses                 ($  224,648)   ($  220,818)   ($  226,439)   ($  222,609)   ($  218,779)   ($  214,950)
--------------------------------------------------------------------------------------------------------------------------
NET CASH FLOW - To condos       $ 1,875,352    $ 1,879,182    $ 1,978,561    $ 1,982,391    $ 1,986,221    $ 1,990,050
NET CASH FLOW - To project      $ 1,875,352    $ 1,879,182    $ 1,978,561    $ 1,982,391    $ 1,986,221    $ 1,990,050
Present Value Factor @ 13.00%      0.888229       0.878710       0.869292       0.859976       0.850759       0.841641
Present Value Factor @ 15.00%      0.872277       0.861509       0.850873       0.840368       0.829993       0.819746
Present Value Factor @ 18.00%      0.848933       0.836387       0.824027       0.811849       0.799852       0.788031
--------------------------------------------------------------------------------------------------------------------------
Discounted Cash Flow @ 13.00%   $ 1,665,742    $ 1,651,255    $ 1,719,948    $ 1,704,808    $ 1,689,796    $ 1,674,909
Discounted Cash Flow @ 15.00%   $ 1,635,827    $ 1,618,931    $ 1,683,504    $ 1,665,938    $ 1,648,550    $ 1,631,336
Discounted Cash Flow @ 18.00%   $ 1,592,049    $ 1,571,724    $ 1,630,388    $ 1,609,403    $ 1,588,682    $ 1,568,221
--------------------------------------------------------------------------------------------------------------------------

continued below

Monthly Period>>>                        17             18             19             20             21
Month Ending>>>                      Aug-04         Sep-04         Oct-04         Nov-04         Dec-04
---------------------------------------------------------------------------------------------------------
LOT OR UNIT ANALYSIS
 Total Units                          264.0          264.0          264.0          264.0          264.0
 Beginning Units Available             47.0           35.0           23.0           11.0            0.0
 Periodic Sales                        12.0           12.0           12.0           11.0            0.0
 Ending Units Available                35.0           23.0           11.0            0.0            0.0
--------------------------------------------------------------------------------------------------------------------------
SALES REVENUE
 Average Home Price             $   183,750    $   183,750    $   183,750    $   183,750    $   183,750
 Gross Sales Revenue            $ 2,205,000    $ 2,205,000    $ 2,205,000    $ 2,021,250    $         0
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
 Sales and Marketing               (132,300)      (132,300)      (132,300)      (121,275)             0
 General & Administrative           (66,150)       (66,150)       (66,150)       (60,638)             0
 Site Development Costs                   0              0              0              0              0
 Direct Building Costs                    0              0              0              0              0
 Indirect Building Costs                  0              0              0              0              0
 Loan Points - Take Out                   0              0              0              0              0
 Real Estate Taxes                   (4,065)        (2,671)        (1,278)             0              0
 Special Assessments                      0              0              0              0              0
 Homeowners Association Dues         (6,825)        (4,485)        (2,145)             0              0
 Homeowners Subsidy                       0              0              0              0              0
 Insurance                             (280)          (184)           (88)             0              0
 Models                              (1,500)        (1,500)        (1,500)        (1,500)             0
 Profit                                   0              0              0              0              0
--------------------------------------------------------------------------------------------------------------------------
 Total Expenses                 ($  211,120)   ($  207,290)   ($  203,461)   ($  183,413)   $         0
--------------------------------------------------------------------------------------------------------------------------
NET CASH FLOW - To condos       $ 1,993,880    $ 1,997,710    $ 2,001,539    $ 1,837,838    $         0
NET CASH FLOW - To project      $ 1,993,880    $ 1,997,710    $ 2,001,539    $ 1,837,838    $         0
--------------------------------------------------------------------------------------------------------------------------
Present Value Factor @ 13.00%      0.832621       0.823698       0.814870       0.806137       0.797498
Present Value Factor @ 15.00%      0.809626       0.799631       0.789759       0.780009       0.770379
Present Value Factor @ 18.00%      0.776385       0.764912       0.753607       0.742470       0.731498
--------------------------------------------------------------------------------------------------------------------------
Discounted Cash Flow @ 13.00%   $ 1,660,147    $ 1,645,510    $ 1,630,995    $ 1,481,549    $         0
Discounted Cash Flow @ 15.00%   $ 1,614,297    $ 1,597,430    $ 1,580,733    $ 1,433,529    $         0
Discounted Cash Flow @ 18.00%   $ 1,548,019    $ 1,528,071    $ 1,508,375    $ 1,364,540    $         0
--------------------------------------------------------------------------------------------------------------------------

CONCLUSIONS OF MARKET STUDY
Comparing the subject project as a "rental" project vs. a "for sale" project, it is clear that the subject has a higher value as a "for sale" condominium project. The realized increase from the "rental value" of $25,400,000 vs. the "for sale" value of $33,450,000 is 31.69%, or a total increase of $8,050,000.

This conclusion reflects the assumptions of this market study based on a preliminary research of the market for both product types. These conclusions may change based on final approvals, detailed cost estimates, and changes in the economy.

                             ANALYST QUALIFICATIONS

                               QUALIFICATIONS OF

                               LANCE W. DORE, MAI

                    CERTIFIED GENERAL REAL ESTATE APPRAISER

PRESENT        Managing Director - Integra Realty Resources - San Diego
EMPLOYMENT:    San Diego Office: 2250 Third Avenue, San Diego, CA 92101

PAST           Director - Dore & Curry, Inc., Real Estate Consultants
EMPLOYMENT:    (1/90-12/96) 1010 Turquoise Street, Suite 215, San Diego, CA
               92109

               Principal - L.W. Dore, Real Estate Consultants (4/88-1/90) 4490 Fanuel Street, Ste. 217, San Diego, CA 92109

               Senior Appraiser - The Lawrence Group (5/84-4/88)
               2010 Jimmy Durante Blvd., Ste. 220, Del Mar, CA 92014

               Appraiser - Bank of America (4/83-5/84)
               Escondido, CA

EDUCATION:     San Diego State University, San Diego, CA
               Bachelor of Science - Real Estate (December 1982)

PROFESSIONAL   Courses Taken:
EDUCATION:     --------------
               (AIREA) - Appraisal Principles 1-Al
               (AIREA) - Basic Valuation Procedures l-A2
               (AIREA) - Income Capitalization Theory lB-A
               (AIREA) - Income Capitalization Theory lB-B
               (IREA)  - Case Studies in R.E. Valuation 2-1
               (AIREA) - Report Writing Course 2-2
               (AIREA) - Computer Assisted Investment Analysis
               (AI)    - Condemnation Appraising - 710
               (AI)    - Standards of Professional Practice - 430

               Professional Conferences:
               -------------------------
               (AIREA) - Appraising Commercial Property
               (AIREA) - Income Investment Analysis
               (SREA)  - After Tax Analysis
               (AIREA) - Hotel and Motel Valuation
               (AIREA) - Appraisal Litigation
               (AIREA) - Leasehold Valuation Analysis I
               (UCSD) - Toxic and Hazardous Waste Issues in R.E. Development (ASFMRA)- Mineral Rights Valuation
               (AI)    - Course 110 Instructor's Seminar
               (Private)- Argus Workshop
               (AI)    -  Understanding Limited Appraisal - General
               (AI)    -  Fair Lending and the Appraiser
               (AI)    -  Federal and State Laws and Regulations
               (IRWA)  -  Condemnation Seminar

               (AI)    -  Hospital and Skilled Nursing Facilities
               (AI)    -  Environmental Trends in Real Estate
               (AI)    -  Operating Expenses in Real Estate

SPEAKER:       Appraisal Institute - National Seminar Series
                    Land Valuation and Environmental Issues

               The Trust for Public Land
                    NCCP - Natural Communities Conservation Plan
               Pan Pacific Conference - Valuation of Submerged Lands

PUBLICATION:   Appraisal Journal - July 2001 - "Valuation of Submerged Lands"

INSTRUCTOR:    Appraisal Institute
                  Appraisal Principles - Course 110
                  Appraisal Procedures - Course 120
                  Standards of Professional Appraisal Practice - Course 410 Dynamics of Office Building Valuation
                  New Industrial Valuation

               The Appraisal Education Foundation
                  Principles of Real Estate Appraisal
                  Income Capitalization

               Miramar & Mira Costa Community College (Limited Credentials in
                  R.E.)

               Appraisal Principles
               Pan Pacific Congress - Auckland, New Zealand
                  Speaker on Valuation of Submerged Land

PROPERTY TYPES Single-Family Residences
APPRAISED:     Condominium Units/Planned Unit Development Units
               Residential Income Properties
               Residential Subdivisions
               Senior Housing: Congregate Care, Group Homes, Residential Care
               Commercial Shopping Centers / Power Centers
               Office Buildings / Office Parks
               Industrial Buildings / Industrial Parks
               Research & Development / Scientific Research Properties
               Mixed-Use Properties
               Vacant Land (raw & mapped)
               Finished Land (commercial, industrial, residential, etc.)
               Special Purpose Properties including Auto Service/Wrecking
               Facilities, Equestrian Facilities, Restaurants, Golf Courses
               Appraisal Reviews and Marketability & Feasibility Studies

AFFILIATIONS:  Member of the Appraisal Institute, MAI (No. 8471)
                  Designated 1990

               California Certified General Real Estate Appraiser
                  OREA No. AG002464 - expires October 1, 2004

               Appraisal Institute - San Diego Chapter
                  Member of Board of Directors and Chapter President - 2000 Member of Board of Directors and Chapter Vice-President - 1999 Member of Board of Directors and Chapter Secretary - 1998 Member of Board of Directors and Chapter Treasurer - 1997 Education Committee Chairperson - 1996
                  Candidate Guidance Chairperson - 1995
                  Admissions Committee Chairperson - 1994
                  Admissions Committee - 1992-1995

               Appraisal Institute - National
                  Member of the International Relations Committee
                  Ethics and Standards Committee

               California Licensed Real Estate Broker
                  San Diego Board of Realtors - Realtor Member

               International Right of Way Association (IR/WA)
                  Member - San Diego Chapter No. 11

QUALIFIED      United States Federal Bankruptcy Court, San Diego District
EXPERT WITNESS: San Diego County District, California State Superior Court
                Superior Court, San Bernardino County